Exhibit 3.2

STATE OF DELAWARE

CERTIFICATE OF CORRECTION

The OLB Group, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

1.	The name of the corporation is The OLB Group, Inc. (the “Company”).

2.	That a Certificate of Amendment to the Company’s Certificate of Incorporation (the “Certificate”) was filed with the Secretary of State of Delaware on November 8, 2019 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.

3.	The inaccuracy of said Certificate is as follows: The par value of the Company’s common stock was incorrectly stated.

4.	Article FIRST of the Certificate is corrected to read as follows: “FIRST: The Board of Directors of the Corporation (the “Board”) duly adopted by written consent filed with the minutes of the Board in accordance with Section 141(f) of the DCGL on October 4, 2019, a resolution proposing and declaring advisable an amendment to the Certificate of Incorporation of said Corporation to consummate a reverse stock split of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”) and to add a new Article XI of the Certificate of Incorporation of said Corporation.”

IN WITNESS HEREOF, said corporation has caused this Certificate of Correction to be filed on this 14th day of November, 2019.

THE OLB GROUP, INC.

By:	/s/ Ronny Yakov
Name:	Ronny Yakov
Title:	Chief Executive Officer